Exhibit 99.1

GDS Reports

Third Quarter 2016 Results

•                      First Earnings Results as a Public Company

•                      Revenue Growth of 56.6% Year-over-Year

•                      Total Area Committed Increase of 69.6% Year-over-Year

GDS Holdings Limited Reports Third Quarter 2016 Results

Shanghai, China, December 5, 2016 — GDS Holdings Limited (the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the quarter ended September 30, 2016 (“third quarter” or “3Q2016”).

Financial Highlights

•                  Net revenue increased by 56.6% year-over-year (“Y-o-Y”) to RMB297.2 million (US$44.6 million) in the third quarter of 2016 (3Q2015: RMB189.8 million).

•                  Service revenue increased by 58.4% Y-o-Y to RMB266.9 million (US$40.0 million) in the third quarter of 2016 (3Q2015: RMB168.4 million).

•                  Net loss was RMB52.6 million (US$7.9 million) in the third quarter of 2016, compared with a net loss of RMB23.1 million in the third quarter of 2015.

•                  Adjusted EBITDA (non-GAAP) increased by 82.7% to RMB78.0 million (US$11.7 million) in the third quarter of 2016 (3Q2015: RMB42.7 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 26.2% in the third quarter of 2016 (3Q2015: 22.5%).

Operating Highlights

•                      Total area committed increased by 69.6% Y-o-Y to 58,627 sqm as of September 30, 2016 (September 30, 2015: 34,572 sqm).

•                      Area utilized (or revenue generating space) increased by 63.0% Y-o-Y to 34,369 sqm as of September 30, 2016 (September 30, 2015: 21,083 sqm).

•                      Area in service increased by 29.7% Y-o-Y to 48,822 sqm as of September 30, 2016 (September 30, 2015: 37,645 sqm).

•                      Commitment rate for area in service was 93.8% (September 30, 2015: 84.5%) and utilization rate was 70.4% (September 30, 2015: 56.0%).

•                      Area under construction was 37,194 sqm as of September 30, 2016 (September 30, 2015: 13,163 sqm).

•                      Pre-commitment rate for area under construction was 34.5% (September 30, 2015: 21.1%).

Initial Public Offering (“IPO”)

•                  On November 2, 2016, the Company successfully completed its IPO of 20,070,735 American Depositary Shares (“ADS”) (including 820,735 ADSs purchased upon the partial exercise, on December 2, 2016, of the underwriters’ over-allotment option), each representing eight of its Class A ordinary shares, at a price of US$10.00 per ADS for a total offering size of approximately US$200.7 million. Upon completion of the IPO, 349,087,677 preferred shares were automatically converted into 349,087,677 Class A ordinary shares on a one-to-one basis.

“We are pleased to report our earnings for the first time as a public company,” said Mr. William Huang, Chairman and Chief Executive Officer of GDS, “In the third quarter, we made great progress in growing our customer base, developing data center resources and delivering financial results. Internet, e-commerce and cloud are driving significant demand for high-performance data centers in China. With our established customer relationships, strategically located data center portfolio, and outstanding operating track record, we are well positioned to capture significant share in this growing market. We believe our successful IPO on Nasdaq is an important milestone which will further strengthen our brand recognition and financial position.”

“Our third quarter results continued to demonstrate robust growth in our business,” said Mr. Dan Newman, Chief Financial Officer of GDS, “We achieved a revenue growth of 56.6% year-over-year during the third quarter, while continuing to improve both our area committed and utilization rates. The significant increase in our total area committed further reflects the enormous market demand and provides great visibility for our future revenue growth. We are confident in our ability to continue this strong momentum in the future.”

Financial Results

Net revenue in the third quarter of 2016 was RMB297.2 million (US$44.6 million), a 56.6% increase over the third quarter of 2015. Service revenue in the third quarter of 2016 was RMB266.9 million (US$40.0 million), a 58.4% increase over the third quarter of 2015 and a 14.1% increase over the second quarter of 2016. The increase in service revenue over the previous quarter was mainly due to (i) an increase in area utilized from 32,152 sqm as of June 30, 2016 to 34,369 sqm as of September 30, 2016 as customers with commitments moved into the data center area and (ii) an increase in revenue generated by our Guangzhou 1 (“GZ1”) data center which we acquired during the second quarter of 2016 and from our Shenzhen 2 (“SZ2”) data center which commenced operations during the second quarter of 2016. Revenue from IT equipment sales was RMB30.3 million (US$4.6 million), compared with RMB21.3 million in the third quarter of 2015 and RMB2.0 million in the second quarter of 2016.

Cost of revenue in the third quarter of 2016 was RMB222.5 million (US$33.4 million), a 60.2% increase over the third quarter of 2015 and a 27.1% increase over the second quarter of 2016. The increase over the previous quarter was mainly due to (i) a 15.7% increase in utility costs as a result of the increase in area utilized, (ii) a 26.4% increase in depreciation and amortization costs as a result of the completion of SZ2 data center during the second quarter of 2016, and (iii) RMB25.5 million (US$3.8 million) of IT equipment costs, compared with RMB1.9 million in the second quarter of 2016.

Gross profit was RMB74.6 million (US$11.2 million) in the third quarter of 2016, a 46.8% increase over the third quarter of 2015 and a 22.6% increase over the second quarter of 2016. Gross profit margin was 25.1% in the third quarter of 2016, compared with 26.8% in the third quarter of 2015 and 25.8% in the second quarter of 2016. The slight decrease over the previous quarter in gross profit margin was primarily due to the higher level of IT equipment sales for which the gross profit margin was lower, while our gross profit margin on service revenue was unchanged.

Sales and marketing expenses, excluding share-based compensation expenses, were RMB17.1 million (US$2.6 million) in the third quarter of 2016, a 10.7% increase over the third quarter of 2015 of RMB15.5 million and a 9.2% increase from the second quarter of 2016 of RMB15.7 million. The increase over the previous quarter was primarily due to an increase in personnel costs and promotional and corporate activities. The Company recorded share-based compensation expenses of RMB5.1 million in the second quarter of 2016 related to the fully vested share options granted in May 2016.

General and administrative expenses, excluding share-based compensation expenses, were RMB43.3 million (US$6.5 million) in the third quarter of 2016, a 16.2% increase over the third quarter of 2015 of RMB37.3 million and a 16.9% decrease from the second quarter of 2016 of RMB52.1 million. The decrease over the previous quarter was primarily due to a decrease of directors’ fees of RMB8.2 million. The Company recorded share-based compensation expenses of RMB50.9 million in the second quarter of 2016 related to the fully vested share options granted in May 2016.

Research and development costs were RMB2.2 million (US$0.3 million) in the third quarter of 2016, compared with RMB0.8 million in the third quarter 2015 and RMB2.8 million in the second quarter of 2016.

Net interest expenses for the third quarter of 2016 was RMB69.4 million (US$10.4 million), a 134.3% increase over the third quarter of 2015 and a 21.1% increase over the second quarter of 2016. The increase over the previous quarter was mainly due to increased borrowings as a result of the refinancing of our Shanghai data centers and increased interest expenses related to our SZ2 data center which commenced operations during the second quarter.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax benefits, depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB78.0 million (US$11.7 million) in the third quarter of 2016, an 82.7% increase over the third quarter of 2015 and a 65.2% increase over the second quarter of 2016.

Adjusted EBITDA margin (non-GAAP) was 26.2% in the third quarter of 2016, compared with 22.5% in the third quarter of 2015 and 20.0% in the second quarter of 2016. For more information on these non-GAAP measures, see “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Net loss in the third quarter of 2016 was RMB52.6 million (US$7.9 million), compared with a net loss of RMB23.1 million in the third quarter of 2015 and a net loss of RMB115.4 million in the second quarter of 2016.

Basic and diluted loss per ordinary share in the third quarter of 2016 was RMB0.38 (US$0.06), compared with RMB0.24 in the third quarter of 2015 and RMB0.66 in the second quarter of 2016.

Basic and diluted loss per ADS in the third quarter of 2016 was RMB3.08 (US$0.46), compared with RMB1.93 in the third quarter of 2015 and RMB5.32 in the second quarter of 2016. Each ADS represents eight Class A ordinary shares.

Sales

Net additional total area committed was 14,013 sqm in the third quarter of 2016, of which 12,293 sqm related to pre-commitments for data centers under construction. Total area committed at the end of the third quarter of 2016 was 58,627 sqm, compared with 34,572 sqm at the end of the third quarter of 2015 and 44,614 sqm at the end of the second quarter of 2016, an increase of 69.6% Y-o-Y and 31.4% Q-o-Q. The increase was driven primarily by new commitments from large Internet, e-commerce and cloud customers across several of the Company’s data centers.

Data Center Resources

Area in service at the end of the third quarter of 2016 was 48,822 sqm, compared with 37,645 sqm at the end of the third quarter of 2015 and 48,548 sqm at the end of the second quarter of 2016, an increase of 29.7% Y-o-Y and 0.6% Q-o-Q.

Area under construction at the end of the third quarter of 2016 was 37,194 sqm, compared with 13,163 sqm at the end of the third quarter of 2015 and 31,794 sqm at the end of the second quarter of 2016. The increase of 5,400 sqm during the third quarter of 2016 was mainly due to Chengdu 1 data center (“CD1”) Phases 2&3 commencing construction process.

Commitment rate of area in service was 93.8% at the end of the third quarter of 2016, compared to 84.5% at the end of the third quarter of 2015 and 90.8% at the end of second quarter 2016. Pre-commitment rate of area under construction was 34.5% at the end of the third quarter of 2016, compared to 21.1% at the end of the third quarter of 2015 and 1.7% at the end of the second quarter 2016.

Area utilized at the end of the third quarter of 2016 was 34,369 sqm, compared with 21,083 sqm at the end of the third quarter of 2015 and 32,152 sqm at the end of the second quarter of 2016, an increase of 63.0% Y-o-Y and 6.9% Q-o-Q.

Utilization rate of area in service was 70.4% at the end of the third quarter of 2016, compared to 56.0% at the end of the third quarter of 2015 and 66.2% at the end of the second quarter 2016.

Balance Sheet

As of September 30, 2016, cash was RMB798.7 million (US$119.8 million). Total short-term debt was RMB657.7 million (US$98.6 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB574.5 million (US$86.1 million) and the current portion of capital lease obligations of RMB83.2 million (US$12.5 million). Total long-term debt was RMB3,274.0 million (US$491.0 million), comprised of long-term borrowings (excluding current portion) of RMB1,407.7 million (US$211.1 million), convertible bonds of RMB1,001.7 million (US$150.2 million) and the non-current portion of capital lease obligations of RMB864.6 million (US$129.7 million).

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Monday, December 5, 2016 (9:00 p.m. Beijing Time on December 5, 2016) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	23825635

A telephone replay will be available approximately two hours after the call until December 12, 2016 by dialing:

United States:	1-646-254-3697
International: Hong Kong: China:	+61-2-8199-0299 +852-3051-2780 400-632-2162
Replay Access Code:	23825635

A live and archived webcast of the conference call will be available on the Company’s investor relation website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6685 to US$1.00, the noon buying rate in effect on September 30, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including a unique and innovative managed cloud value proposition. The Company has a 15-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5119 6989

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6535-0147

Email: GDS@tpg-ir.com

Alan Wang

Phone: +1 (212) 481-2050 ext. 401

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2015	As of September 30, 2016
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Assets
Current assets
Cash	924,498	798,732	119,777
Accounts receivable, net of allowance for doubtful accounts	111,013	190,033	28,497
Value-added-tax (“VAT”) recoverable	59,680	128,355	19,248
Prepaid expenses and other current assets	91,508	139,059	20,853
Total current assets	1,186,699	1,256,179	188,375

Property and equipment, net	2,512,687	3,949,420	592,250
Goodwill and intangible assets, net	1,341,599	1,437,891	215,625
Other non-current assets	87,287	118,068	17,705
Total assets	5,128,272	6,761,558	1,013,955
Liabilities, Redeemable Preferred Shares and Shareholders’ Deficit
Current liabilities
Short-term borrowings and current portion of long-term borrowings	428,218	574,459	86,145
Accounts payable	215,658	473,156	70,954
Accrued expenses and other payables	232,428	237,776	35,657
Obligations under capital leases, current	48,745	83,198	12,476
Total current liabilities	925,049	1,368,589	205,232

Long-term borrowings, excluding current portion	958,264	1,407,700	211,097
Convertible bonds payable	648,515	1,001,670	150,209
Obligations under capital leases, non-current	424,939	864,609	129,656
Other long-term liabilities	116,696	226,180	33,920
Total liabilities	3,073,463	4,868,748	730,114
Redeemable preferred shares	2,395,314	2,534,943	380,137

Shareholders’ deficit
Ordinary shares	76	76	11
Additional paid-in capital	303,621	273,499	41,014
Accumulated other comprehensive loss	(61,949)	(126,683)	(18,997)
Accumulated deficit	(582,253)	(789,025)	(118,324)
Total shareholders’ deficit	(340,505)	(642,133)	(96,296)
Commitments and contingencies	—	—	—
Total liabilities, redeemable preferred shares and shareholders’ deficit	5,128,272	6,761,558	1,013,955

GDS HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2015	June 30, 2016	September 30, 2016		September 30, 2015	September 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenue
Service revenue	168,441	234,010	266,890	40,022	460,218	703,284	105,464
Equipment sales	21,309	2,026	30,266	4,539	34,326	41,007	6,149
Total net revenue	189,750	236,036	297,156	44,561	494,544	744,291	111,613
Cost of revenue	(138,911)	(175,138)	(222,514)	(33,368)	(360,430)	(554,548)	(83,159)
Gross profit	50,839	60,898	74,642	11,193	134,114	189,743	28,454

Operating expenses
Selling and marketing expenses	(15,550)	(20,829)	(17,109)	(2,566)	(39,044)	(51,672)	(7,749)
General and administrative expenses	(37,301)	(102,963)	(43,323)	(6,497)	(96,138)	(174,775)	(26,209)
Research and development expenses	(801)	(2,778)	(2,156)	(323)	(2,058)	(6,921)	(1,038)
(Loss) income from operations	(2,813)	(65,672)	12,054	1,807	(3,126)	(43,625)	(6,542)
Other income(expenses):
Net interest expenses	(29,620)	(57,329)	(69,404)	(10,408)	(90,060)	(179,696)	(26,947)
Foreign currency exchange gain, net	5,258	5,492	2,645	398	9,714	6,746	1,012
Others, net	1,169	547	503	75	3,561	1,712	257
Loss before income taxes	(26,006)	(116,962)	(54,202)	(8,128)	(79,911)	(214,863)	(32,220)
Income tax benefit	2,861	1,543	1,626	244	9,502	8,090	1,213
Net loss	(23,145)	(115,419)	(52,576)	(7,884)	(70,409)	(206,773)	(31,007)
Change in redemption value of redeemable preferred shares	(27,731)	(27,594)	(29,441)	(4,415)	(83,194)	(87,310)	(13,093)
Dividends on cumulative preferred shares	(1,782)	(1,863)	(1,863)	(279)	(5,346)	(5,588)	(838)
Net loss available to ordinary shareholders	(52,658)	(144,876)	(83,880)	(12,578)	(158,949)	(299,671)	(44,938)

Loss per ordinary share
Basic and diluted	(0.24)	(0.66)	(0.38)	(0.06)	(0.73)	(1.37)	(0.21)

Weighted average number of ordinary share outstanding
Basic and diluted	217,987,922	217,987,922	217,987,922	217,987,922	217,987,922	217,987,922	217,987,922

GDS HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2015	June 30, 2016	September 30, 2016		September 30, 2015	September 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(23,145)	(115,419)	(52,576)	(7,884)	(70,409)	(206,773)	(31,007)
Foreign currency translation adjustments, net of nil tax	(78,218)	(66,969)	(14,158)	(2,123)	(75,382)	(64,734)	(9,707)
Comprehensive loss	(101,363)	(182,388)	(66,734)	(10,007)	(145,791)	(271,507)	(40,714)

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2015	June 30, 2016	September 30, 2016		September 30, 2015	September 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(23,145)	(115,419)	(52,576)	(7,884)	(70,409)	(206,773)	(31,007)
Net interest expenses	29,620	57,329	69,404	10,408	90,060	179,696	26,947
Income tax benefit	(2,861)	(1,543)	(1,626)	(244)	(9,502)	(8,090)	(1,213)
Depreciation and amortization	38,806	49,518	62,617	9,390	102,774	156,086	23,406
Accretion expenses for asset retirement costs	77	135	165	25	163	435	65
Share-based compensation expenses	187	57,187	—	—	3,353	57,187	8,576
Adjusted EBITDA	42,684	47,207	77,984	11,695	116,439	178,541	26,774
Adjusted EBITDA margin	22.5%	20.0%	26.2%	26.2%	23.5%	24.0%	24.0%

GDS HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	Three months ended				Nine months ended
	September	June 30,			September
	30, 2015	2016	September 30, 2016		30, 2015	September 30, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(23,145)	(115,419)	(52,576)	(7,884)	(70,409)	(206,773)	(31,007)
Amortization of debt issuance cost and debt discount	—	—	—	—	—	422	63
Depreciation and amortization	38,806	49,518	62,617	9,390	102,774	156,086	23,406
Share-based compensation expense	187	57,187	—	—	3,353	57,187	8,576
Deferred tax benefit	(993)	(805)	(1,854)	(278)	(10,889)	(11,431)	(1,714)
Changes in operating assets and liabilities, net of effect of an acquisition	(49,885)	15,392	(108,688)	(16,300)	(73,458)	(118,061)	(17,705)
Net cash (used in) provided by operating activities	(35,030)	5,873	(100,501)	(15,072)	(48,629)	(122,570)	(18,381)

Payments for purchase of property and equipment	(299,311)	(144,247)	(386,874)	(58,015)	(573,736)	(704,429)	(105,635)
Payments related to acquisitions	—	(119,363)	—	—	—	(159,363)	(23,897)
Net cash used in investing activities	(299,311)	(263,610)	(386,874)	(58,015)	(573,736)	(863,792)	(129,532)

Net proceeds from financing activities	364,841	137,081	451,976	67,777	346,541	847,322	127,063
Net cash provided by financing activities	364,841	137,081	451,976	67,777	346,541	847,322	127,063
Effect of exchange rate changes on cash	1,313	15,650	(346)	(50)	2,770	13,274	1,990

Net increase (decrease) of cash	31,813	(105,006)	(35,745)	(5,360)	(273,054)	(125,766)	(18,860)
Cash at beginning of period	301,891	939,483	834,477	125,137	606,758	924,498	138,637
Cash at end of period	333,704	834,477	798,732	119,777	333,704	798,732	119,777